UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  March 2010

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing Director/PDMR Shareholding

4 March 2010

Pearson plc – (the “Company”)

Notification of Directors’ Interests

Long-term Incentive Plan (“LTIP”) – Releases and 2010 Award

In 2001, the Company established the Pearson Long Term Incentive Plan (the “LTIP”). Its purpose is to link management’s long-term reward with Pearson’s financial performance and returns to shareholders. Since 2006, the annual LTIP awards have been based around three performance measures: relative total shareholder return, return on invested capital and earnings per share growth.

Restricted Share Awards Granted in 2004 and 2005.

Under the terms of the LTIP, three-quarters of any shares that vest are released to participants three years after an award is granted. The remaining quarter is released two years later, providing that the executive has retained the released shares and is still employed by the Company.

The following table sets out the number of shares released to directors on 2 March 2010 under the 2004 and 2005 LTIP awards. The LTIP rules require that sufficient shares are sold to discharge the PAYE income tax liability on the shares released. The shares set out in the third column below were sold on 2 March 2010 at a price of 950.04p per share, leaving the after-tax number of shares set out in the final column below.

Name of Director	Shares Released	Shares Sold to discharge tax liabilities	Shares Retained
Will Ethridge	21,017	9,752	11,265
Rona Fairhead	76,335	31,300	45,035
John Makinson	72,002	29,522	42,480
Marjorie Scardino	180,697	72,279	108,418

Restricted Share Awards Granted in 2007

The restricted share awards granted on 30 July 2007 vested on 2 March 2010. Based on performance against the LTIP measures, 80% of the shares originally awarded have vested. Three-quarters of those shares have been released with the remaining one-quarter to be released in 2012.

The following table sets out the number of shares released to directors on 2 March 2010 under the 2007 LTIP award. The LTIP rules require that sufficient shares are sold to discharge the PAYE income tax liability on the shares released. The shares set out in the fourth column below were sold on 2 March 2010 at a price of 950.04p per share, leaving the after-tax number of shares set out in the final column below.

Name of Director	Shares Released	Dividend-equivalent shares released	Shares Sold to discharge tax liabilities	Shares Retained
Will Ethridge	90,000	11,520	47,106	54,414
Rona Fairhead	75,000	9,600	34,686	49,914
Robin Freestone	75,000	9,600	34,686	49,914
John Makinson	60,000	7,680	27,749	39,931
Marjorie Scardino	252,000	32,256	113,703	170,553

2010 Award

The company yesterday made a grant of restricted shares to executive directors under the Long-Term Incentive Plan. This represents the company’s annual grant of long-term incentives to executive directors for 2010.

The earliest normal vesting date on which shares may be released is 3 March 2013. Subject to meeting the performance conditions in full, and the retention of shares that vest on 3 March 2013 for a further two years, the maximum number of shares that the following executive directors may receive is: Marjorie Scardino (400,000); Will Ethridge (150,000); Rona Fairhead (125,000); Robin Freestone (125,000); and John Makinson (125,000).

Further details of the LTIP and its performance measures are contained in Pearson’s annual report and accounts.

Annual Bonus Share Matching Plan (“ABSMP”)

On 2 March 2010, participants became entitled to ordinary shares in the Company under the rules of the Annual Bonus Share Matching Plan. Under the Plan, participants who invest their after-tax bonus in shares become entitled to “matching shares” on a one-for-one basis if a five-year corporate performance target is met.

The ABSMP rules require that sufficient shares are sold to discharge the PAYE income tax liability on the shares released. The shares set out in the second column below were sold on 2 March 2010 at a price of 950.04p per share, leaving the after-tax number of shares set out in the final column below.

Name of Director	Number of Shares Sold	Number of Shares Retained
Rona Fairhead	8,097	11,649

Interests of the Directors

As a result of the above transactions, the executive directors are interested in the following shares (excluding shares to which they are notionally entitled or may become entitled, subject to the satisfaction of any relevant conditions, under the Company’s employee share plans):

Name of Director	Number of Shares	% of Capital
Will Ethridge	328,667	0.04051
Rona Fairhead	377,580	0.04654
Robin Freestone	168,910	0.02082
John Makinson	556,992	0.06865
Marjorie Scardino	1,103,095	0.13597

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:   04 March 2010

By:   /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary